FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, August 5, 2008 – Grupo Pão de Açúcar – (BOVESPA: PCAR4; NYSE: CBD) announces its results for the second quarter of 2008 (2Q08). The Company’s operating and financial information is presented on a consolidated basis and in Reais, pursuant to Brazilian Corporate Law, and all comparisons are with the second quarter of 2007 (2Q07), except where stated otherwise.

EBITDA and net income grow by 33.0% and 118.9% year-on-year, respectively

  Gross sales totaled R$ 4,888.0 million and net sales came to R$ 4,239.3 million, respective year-on-year growth of 16.2% and 19.5%.

  In the ‘same store’ concept, gross sales moved up by 4.3% and net sales by 7.4%.

  The non-food category recorded 10.4% growth in same-store terms, while food products increased by 2.4%.

  Total operating expenses were another quarterly highlight, recording a year-on-year reduction of 280 basis points (bps) as a percentage of net sales.

  EBITDA moved up by 33.0% year-on-year, reaching R$ 303.7 million, accompanied by an EBITDA margin of 7.2%.

  Sendas Distribuidora recorded year-on-year EBITDA growth of 213.5%, while its margin improved threefold, widening to 4.2%.

  Equity income moved up substantially to R$ 1.4 million in 2Q08, versus a negative R$ 10.9 million in 2Q07.

  The Group posted a 2Q08 net income of R$ 60.4 million, 118.9% up on 2Q07.

Financial and Operating Highlights
(R$ million)(1)	2Q08	2Q07	Chg.	1H08 Pro-forma	1H07	Chg.
Gross Sales	4,888.0	4,205.5	16.2%	9,878.8	8,373.4	18.0%
Net Sales	4,239.3	3,547.2	19.5%	8,483.4	7,077.6	19.9%
Gross Profit	1,106.1	996.4	11.0%	2,218.6	1,978.2	12.2%
Gross Margin - %	26.1%	28.1%	-200 bps(2)	26.2%	28.0%	-180 bps(2)
Total Operating Expenses	802.3	768.0	4.5%	1,614.1	1,515.5	6.5%
% of Net Sales	18.9%	21.7%	-280 bps(2)	19.0%	21.4%	-240 bps(2)
EBITDA	303.7	228.4	33.0%	604.5	462.6	30.7%
EBITDA Margin - %	7.2%	6.4%	80 bps(2)	7.1%	6.5%	60 bps(2)
Net Income	60.4	27.6	118.9%	113.7	63.5	79.1%
Net Margin - %	1.4%	0.8%	60 bps(2)	1.3%	0.9%	40 bps(2)
Net Income excluded amortization of goodwill	85.4	46.9	82.1%	162.9	99.0	64.5%
(1) Totals may not tally as the figures are rounded off
(2) basis points

Grupo Pão de Açúcar operates 575 stores in 14 states and the Federal District and recorded gross sales of R$ 17.6 billion in 2007. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Extra-Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (Extra.com.br and Pão de Açúcar Delviery) and an extensive distribution network. The Group maintains differentiated consumer service and is strongly positioned in the country’s leading markets.

Operating Performance

The Group’s 2Q08 operating results were adversely affected by the fact that Easter took place in the second quarter in 2007 and in the first quarter in 2008. Nevertheless, the Company still recorded a substantial improvement.

The numbers related to the Group’s operating performance presented and commented on below refer to the consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo).

In addition, the 2Q07 pro-forma operating result excludes restructuring costs of R$ 7.3 million, R$ 3.7 million of which impacted selling expenses and R$ 3.6 million affected general and administrative expenses.

The 1H08 entries in the tables below were based in pro-forma figures due to the restructuring costs incurred in the 1Q08. The latter totaled R$ 23.0 million, R$ 8.7 million of which in selling expenses and R$ 14.3 million in G&A expenses. This type of expense did not reoccur in the 2Q08 and should not do so in the following quarters.

Sales Performance
Net sales increase 19.5% in the quarter

(R$ million)(1)	2Q08	2Q07	Chg.	1H08	1H07	Chg.
Gross Sales	4,888.0	4,205.5	16.2%	9,878.8	8,373.4	18.0%
Net Sales	4,239.3	3,547.2	19.5%	8,483.4	7,077.6	19.9%
(1) Totals may not tally as the figures are rounded off
(2) basis points

Second-quarter gross sales totaled R$ 4,888.0 million, 16.2% up on 2Q07, while net sales increased by 19.5% to R$ 4,239.3 million. In same-store terms, gross sales recorded an increase of 4.3% and net sales moved up by 7.4% . The difference between gross and net sales growth was due to the fact that the State of São Paulo altered the way in which the ICMS tax (state VAT) is collected on certain products, with a resulting impact on the cost of goods sold (COGS), rather than sales taxes.

As mentioned above, 2Q08 sales were jeopardized by the calendar effect of Easter falling in the first quarter this year and in the second quarter in 2007.

Same-store food products sales posted year-on-year growth of 2.4%, impacted by the calendar effect, while non-food items grew by 10.4%, led by the sub-categories entertainment (“Mundo Entretenimento”) and general merchandise (“Mundo Casa”).

In terms of format, CompreBem, Extra-Eletro and Extra.com.br. were the best performers, while figures recently published by the competition show that our hypermarkets recorded an increase in market share.

First-half gross sales totaled R$ 9,878.8 million and net sales came to R$ 8,483.4 million, 18.0% and 19.9% up year-on-year, respectively.

Despite the inflationary upturn and higher interest rates, the sector numbers also show that retail sales in general did not suffer, being sustained by the increase in the bulk of wages and the expansion of credit. It is worth noting that the Group sales outperformed the averages recorded by both the IBGE and ABRAS (the Brazilian Supermarket Association), both in the quarter and year-to-date.

Gross margin
Gross profit moves up 11.0% year-on-year

(R$ million)(1)	2Q08	2Q07	Chg.	1H08	1H07	Chg.
Gross Profit	1,106.1	996.4	11.0%	2,218.6	1,978.2	12.2%
Gross Margin - %	26.1%	28.1%	-200 bps(2)	26.2%	28.0%	-180 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

The Group recorded a 2Q08 gross margin of 26.1%, versus 28.1% in 2Q07. The reduction was due to a combination of the following factors:

(i) maintenance of the price competitiveness strategy;

(ii) the increased share of non-food sales, especially electronics items, whose margins are lower than those of food products but which help push up the average ticket;

(iii) the consolidation of the Assai chain, whose margins are lower than the Group’s other banners;

(iv) specific promotions of low-turnover non-food products in order to eliminate discontinued items and ensure healthier inventories;

(v) the change in the São Paulo ICMS (state VAT) tax system which has led to an increase in COGS and net revenue to the detriment of the sales taxes line.

Nevertheless, second-quarter gross profit moved up 11.0% up year-on-year to R$ 1,106.1 million.

Operating Expenses
Reduction of 260 bps as a percentage of net revenue

(R$ million)(1)	2Q08	2Q07	Chg.	1H08 Pro-forma	1H07	Chg.
Selling Expenses	660.9	627.3	5.4%	1,319.0	1,233.7	6.9%
Gen. Adm. Exp.	118.9	116.2	2.3%	243.0	234.3	3.7%

Operating Exp. (before Taxes and Charges)	779.8	743.5	4.9%	1,562.0	1,468.0	6.4%
% of Net Sales	18.4%	21.0%	-260 bps(2)	18.4%	20.7%	-230 bps(2)
Taxes & Charges	22.6	24.5	-8.1%	52.1	47.5	9.7%

Total Operating Expenses	802.3	768.0	4.5%	1,614.1	1,515.5	6.5%
% of Net Sales	18.9%	21.7%	-280 bps(2)	19.0%	21.4%	-240 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

SG&A expenses represented 18.4% of net sales, well below the 21.0% recorded in 2Q07. In absolute terms, they totaled R$ 779.8 million, 4.9% up year-on-year. If non-recurring restructuring expenses of R$ 7.3 million in 2Q07 were excluded, this growth would have come to 5.9% . It is important to note, however, that the growth in expenses was substantially lower than period sales growth.

Total operating expenses, including taxes and other charges, represented 18.9% of net sales, lower than the annual target of 19%, due to the implementation of a new culture in the Company which resulted in a major process overhaul and changes in the corporate structure. This level was maintained despite the Easter effect, which leveraged sales in the previous quarter.

EBITDA margin of 7.2%
80 bps up on the 2Q07 margin

(R$ million)(1)	2Q08	2Q07	Chg.	1H08 Pro-forma	1H07	Chg.
EBITDA	303.7	228.4	33.0%	604.5	462.6	30.7%

EBITDA Margin - %	7.2%	6.4%	80 bps(2)	7.1%	6.5%	60 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Second-quarter EBITDA totaled R$ 303.7 million, 33.0% up year-on-year. In the comparison with 2Q07 pro-forma EBITDA (which excludes restructuring costs), growth came to 28.9% . The EBITDA margin stood at 7.2%, an improvement over 1Q08, when Easter pushed quarterly sales. It is important to emphasize that this EBITDA recovery took place despite the absence of Easter sales. Even though the gross margin suffered a year-on-year decline, this was more than offset by the reduction in expenses, pushing the EBITDA margin up by 80 bps over 2Q07.

Excluding Assai, the EBITDA margin would have come to 7.5% .

First-half pro-forma EBITDA, excluding restructuring expenses, totaled R$ 604.5 million, 30.7% up on the 1H07, while the pro-forma EBITDA margin moved up 60 bps, from 6.5% in the 1H07 to 7.1% .

It is also worth noting that year-to-date operating results were in line with the Group’s period strategy and budget, confirming that it is on the right path towards meeting the established annual targets.

Financial Result

(R$ million)(1)	2Q08	2Q07	Chg.	1H08	1H07	Chg.
Financ. Revenue	60.3	64.8	-6.9%	129.7	136.3	-4.8%
Financ. Expenses	(141.3)	(117.5)	20.3%	(276.8)	(250.2)	10.7%

Net Financial Income	(81.0)	(52.7)	53.8%	(147.1)	(113.9)	29.2%
(1) Totals may not tally as the figures are rounded off
(2) basis points

Financial revenue fell 6.9% year-on-year to R$ 60.3 million in 2Q08, while financial expenses totaled R$ 141.3 million, 20.3% up on the R$ 117.5 million recorded in 2Q07.

The net financial result was R$ 81.0 million negative, versus R$ 52.7 million negative in the second quarter of 2007, mainly due to the following factors: (i) the consolidation of the leasing of the Assai stores, with an impact of around R$ 4.0 million; (ii) the reduction in interest installment payments (R$ 5.0 million); (iii) the updating of provisions for contingencies (R$ 12 million); (iv) the reduction in capitalized interest (R$ 2.0 million); (v) higher financial costs (R$ 5.0 million) due to the increase in the net debt.

Equity Income
FIC posts a positive result for the second consecutive quarter

With a 13.0% share of the Company’s 2Q08 sales, FIC - Financeira Itaú CBD generated equity income of R$ 1.4 million, versus a negative R$ 10.9 million in 2Q07.

The client portfolio closed the quarter at 5.7 million and the receivables portfolio at R$ 1.3 billion.

The main reasons behind this performance were:

  growth in card activation levels due to the advantages offered to card holders;
  the continued migration of private label cards to Mastercard co-branded cards;
  the substantial growth of extended warranty penetration in electronics sales;
  sales team training and sales performance awards;
  default levels strictly under control.

Minority Interest: Sendas Distribuidora
2Q08 EBITDA moves up 213.5% year-on-year

Sendas Distribuidora posted gross sales of R$ 796.4 million in 2Q08, accounting for 16.3% of the Group total, while net sales came to R$ 693.9 million, 2.1% up year-on-year, despite the unfavorable calendar effect of Easter in 2008.

The second-quarter gross margin stood at 25.5%, 60 bps down on the 2Q07, reflecting increased competitiveness in the region.

Operating expenses (SG&A expenses) fell 13.4% year-on-year in absolute terms and from 23.8% to 20.2%, or 360 bps, as a percentage of net sales. It is worth noting the hefty 270 bps drop in G&A expenses and the 90 bps decline in selling expenses in a period when Easter had a seasonally negative impact.

EBITDA totaled R$ 29.2 million, 213.5% up year-on-year, with a 4.2% margin, a 280 bps improvement and three times higher than in 2Q07.

Sendas generated a positive minority interest of R$ 8.3 million for the Group.

Minority Interest: Assai Atacadista
Gross margin widens by 60 bps over 1Q08

Assai recorded gross sales of R$ 325.6 million in 2Q08, equivalent to 6.7% of the Group total. Net sales totaled R$ 284.1 million.

Gross profit stood at R$ 39.1 million, with a gross margin of 13.8%, 60 bps higher than the 1Q08 figure.

Operating expenses represented 11.7% of net sales. EBITDA totaled R$ 5.9 million, with a margin of 2.1% . This result was expected, thanks to the Company’s continuing investments in improving competitiveness in order to gain market share. In addition, certain conservative measures were introduced to bring controls into line with the Group’s accounting procedures. Therefore, our target is the recovery of EBITDA margin as of the second half of the year.

Net income totaled R$ 2.1 million, generating a negative minority interest of R$ 0.7 million.

Net Income
Net income grows 118.9% over the 2Q07 bottom line

(R$ million)(1)	2Q08	2Q07	Chg.	1H08 Pro-forma	1H07	Chg.
Net Income	60.4	27.6	118.9%	113.7	63.5	79.1%
Net Margin - %	1.4%	0.8%	60 bps(2)	1.3%	0.9%	40 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

The Group posted a second-quarter net income of R$ 60.4 million, 118.9% up on the 2Q07 figure. In the comparison with 2Q07 pro-forma net income (which excludes restructuring costs), growth came to 82.8% . This result was chiefly fueled by the improved operating performance, with a big upturn in sales despite the absence of the Easter boost, and consistent control over operating expenses.

First-half pro-forma net income moved up 79.1% over the 1H07, from R$ 63.5 million to R$ 113.7 million, while the net margin widened by 40 bps to 1.3% pro-forma.

It is worth pointing out that net income was jeopardized by non-cash expenses. If these accounts were excluded, net income would have come to R$ 86.9 million in the 2Q08 and R$ 166.6 million pro-forma in the 1H08.

	2Q08	1H08
(R$ million)(1)		Pro-forma
Net Income	60.4	113.7
Amortization of Goodwill(3)	25.0	49.1
Non-Operating Result(3)	1.5	3.7
Adjusted Net Income	86.9	166.6
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Net of Income Tax

Investments

Second-quarter investments totaled R$ 105.2 million, versus R$ 216.7 million in 2Q07. Of this total, 46.6% went to the construction and inauguration of new stores and 25.0% to the acquisition of strategic sites.

Two Extra Fácil and one Pão de Açúcar store were opened in the quarter, all of which in São Paulo. In addition, one Extra, one Extra Perto and one Extra Fácil stores are under construction and will be inaugurated in the second half.

The main quarterly highlights were:

  R$ 49.0 million in the opening and construction of new stores;
  R$ 26.3 million in the acquisition of strategic sites;
  R$ 18.2 million in store renovation;
  R$ 11.7 million in infrastructure (technology and logistics).

The information in the tables below has not been reviewed by the independent auditors.

Consolidated Income Statement - Corporate Law Method (thousand R$)

	2nd Quarter			1st Half

	2008	2007	%	2008 Pro-forma	2007	%

Gross Sales Revenue	4,887,960	4,205,458	16.2%	9,878,808	8,373,409	18.0%
Net Sales Revenue	4,239,332	3,547,249	19.5%	8,483,422	7,077,598	19.9%
Cost of Goods Sold	(3,133,270)	(2,550,877)	22.8%	(6,264,796)	(5,099,411)	22.9%
Gross Profit	1,106,062	996,372	11.0%	2,218,626	1,978,187	12.2%
Selling Expenses	(660,866)	(627,253)	5.4%	(1,319,036)	(1,233,737)	6.9%
General and Administrative Expenses	(118,903)	(116,214)	2.3%	(242,989)	(234,280)	3.7%
Operating Exp. (before Taxes and Charges)	(779,769)	(743,467)	4.9%	(1,562,025)	(1,468,017)	6.4%
Taxes and Charges	(22,554)	(24,533)	-8.1%	(52,121)	(47,531)	9.7%
Total Operating Expenses	(802,323)	(768,000)	4.5%	(1,614,146)	(1,515,548)	6.5%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	303,739	228,372	33.0%	604,480	462,639	30.7%
Depreciation	(107,200)	(98,343)	9.0%	(215,291)	(197,905)	8.8%
Amortization of intangible	(37,114)	(29,211)	27.1%	(71,742)	(53,582)	33.9%
Amortization of deferred	(4,262)	(3,482)	22.4%	(7,576)	(6,475)	17.0%
Earnings before interest and taxes
-EBIT	155,163	97,336	59.4%	309,871	204,677	51.4%
Financial Income	60,300	64,802	-6.9%	129,733	136,269	-4.8%
Financial Expenses	(141,261)	(117,453)	20.3%	(276,840)	(250,152)	10.7%
Net Financial Income (Expense)	(80,961)	(52,651)	53.8%	(147,107)	(113,883)	29.2%
Equity Income/Loss	1,364	(10,879)	-	2,591	(16,737)	-
Operating Result	75,566	33,806	123.5%	165,355	74,057	123.3%
Non-Operating Result	(1,939)	(2,364)	-18.0%	(4,979)	(5,302)	-6.1%
Income Before Income Tax	73,627	31,442	134.2%	160,376	68,755	133.3%
Income Tax	(17,341)	(24,829)	-30.2%	(43,826)	(44,767)	-2.1%
Income Before Minority Interest	56,286	6,613	751.1%	116,550	23,988	385.9%
Minority Interest	7,673	24,561	-68.8%	4,396	46,736	-90.6%
Income Before Profit Sharing	63,959	31,174	105.2%	120,946	70,724	71.0%
Employees' Profit Sharing	(3,600)	(3,600)	0.0%	(7,200)	(7,200)	0.0%
Net Income	60,359	27,574	118.9%	113,746	63,524	79.1%
Net Income per share	0.2566	0.1211	112.0%	0.4836	0.2789	73.4%
No of shares (in thousand)	235,202	227,738		235,202	227,738
Net Income excluded amortization of goodwill	85,401	46,911	82.1%	162,865	99,004	64.5%
Net Income per share excluded amortization of goodwill	0.3631	0.2060	76.3%	0.6924	0.4347	59.3%

% of net sales	2Q08	2Q07		1H08	1H07

Gross Profit	26.1%	28.1%		26.2%	28.0%
Selling Expenses	-15.6%	-17.7%		-15.5%	-17.4%
General and Administrative Expenses	-2.8%	-3.3%		-2.9%	-3.3%
Operating Exp. (before Taxes and Charges)	-18.4%	-21.0%		-18.4%	-20.7%
Taxes and Charges	-0.5%	-0.7%		-0.6%	-0.7%
Total Operating Expenses	-18.9%	-21.7%		-19.0%	-21.4%
EBITDA	7.2%	6.4%		7.1%	6.5%
Depreciation	-2.5%	-2.8%		-2.5%	-2.8%
Amortization of intangible	-0.9%	-0.8%		-0.9%	-0.8%
Amortization of deferred	-0.1%	-0.1%		-0.1%	-0.1%
EBIT	3.7%	2.7%		3.7%	2.9%
Net Financial Income (Expense)	-1.9%	-1.5%		-1.7%	-1.6%
Non-Operating Result	-0.1%	-0.1%		-0.1%	-0.1%
Income Before Income Tax	1.7%	0.9%		1.9%	1.0%
Income Tax	-0.4%	-0.7%		-0.5%	-0.6%
Minority Interest/Employees' Profit	0.1%	0.6%		0.0%	0.6%
Net Income	1.4%	0.8%		1.3%	0.9%
Net Income excluded amortization of goodwill	2.0%	1.3%		1.9%	1.4%

Consolidated Income Statement - Corporate Law Method (thousand R$)

As Reported

	2nd Quarter			1st Half

	2008	2007	%	2008	2007	%

Gross Sales Revenue	4,887,960	4,205,458	16.2%	9,878,808	8,373,409	18.0%
Net Sales Revenue	4,239,332	3,547,249	19.5%	8,483,422	7,077,598	19.9%
Cost of Goods Sold	(3,133,270)	(2,550,877)	22.8%	(6,264,796)	(5,099,411)	22.9%
Gross Profit	1,106,062	996,372	11.0%	2,218,626	1,978,187	12.2%
Selling Expenses	(660,866)	(627,253)	5.4%	(1,327,716)	(1,233,737)	7.6%
General and Administrative Expenses	(118,903)	(116,214)	2.3%	(257,296)	(234,280)	9.8%
Operating Exp. (before Taxes and Charges)	(779,769)	(743,467)	4.9%	(1,585,012)	(1,468,017)	8.0%
Taxes and Charges	(22,554)	(24,533)	-8.1%	(52,121)	(47,531)	9.7%
Total Operating Expenses	(802,323)	(768,000)	4.5%	(1,637,133)	(1,515,548)	8.0%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	303,739	228,372	33.0%	581,493	462,639	25.7%
Depreciation	(107,200)	(98,343)	9.0%	(215,291)	(197,905)	8.8%
Amortization of intangible	(37,114)	(29,211)	27.1%	(71,742)	(53,582)	33.9%
Amortization of deferred	(4,262)	(3,482)	22.4%	(7,576)	(6,475)	17.0%
Earnings before interest and taxes
-EBIT	155,163	97,336	59.4%	286,884	204,677	40.2%
Financial Income	60,300	64,802	-6.9%	129,733	136,269	-4.8%
Financial Expenses	(141,261)	(117,453)	20.3%	(276,840)	(250,152)	10.7%
Net Financial Income (Expense)	(80,961)	(52,651)	53.8%	(147,107)	(113,883)	29.2%
Equity Income/Loss	1,364	(10,879)	-	2,591	(16,737)	-
Operating Result	75,566	33,806	123.5%	142,368	74,057	92.2%
Non-Operating Result	(1,939)	(2,364)	-18.0%	(4,979)	(5,302)	-6.1%
Income Before Income Tax	73,627	31,442	134.2%	137,389	68,755	99.8%
Income Tax	(17,341)	(24,829)	-30.2%	(38,079)	(44,767)	-14.9%
Income Before Minority Interest	56,286	6,613	751.1%	99,310	23,988	314.0%
Minority Interest	7,673	24,561	-68.8%	4,396	46,736	-90.6%
Income Before Profit Sharing	63,959	31,174	105.2%	103,706	70,724	46.6%
Employees' Profit Sharing	(3,600)	(3,600)	0.0%	(7,200)	(7,200)	0.0%
Net Income	60,359	27,574	118.9%	96,506	63,524	51.9%
Net Income per share	0.2566	0.1211	112.0%	0.4103	0.2789	47.1%
No of shares (in thousand)	235,202	227,738		235,202	227,738
Net Income excluded amortization of goodwill	85,401	46,911	82.1%	145,625	99,004	47.1%
Net Income per share excluded amortization of goodwill	0.3631	0.2060	76.3%	0.6192	0.4347	42.4%

% of net sales	2Q08	2Q07		1H08	1H07

Gross Profit	26.1%	28.1%		26.2%	28.0%
Selling Expenses	-15.6%	-17.7%		-15.7%	-17.4%
General and Administrative Expenses	-2.8%	-3.3%		-3.0%	-3.3%
Operating Exp. (before Taxes and Charges)	-18.4%	-21.0%		-18.7%	-20.7%
Taxes and Charges	-0.5%	-0.7%		-0.6%	-0.7%
Total Operating Expenses	-18.9%	-21.7%		-19.3%	-21.4%
EBITDA	7.2%	6.4%		6.9%	6.5%
Depreciation	-2.5%	-2.8%		-2.5%	-2.8%
Amortization of intangible	-0.9%	-0.8%		-0.9%	-0.8%
Amortization of deferred	-0.1%	-0.1%		-0.1%	-0.1%
EBIT	3.7%	2.7%		3.4%	2.9%
Net Financial Income (Expense)	-1.9%	-1.5%		-1.7%	-1.6%
Non-Operating Result	-0.1%	-0.1%		-0.1%	-0.1%
Income Before Income Tax	1.7%	0.9%		1.6%	1.0%
Income Tax	-0.4%	-0.7%		-0.5%	-0.6%
Minority Interest/Employees' Profit	0.1%	0.6%		0.0%	0.6%
Net Income	1.4%	0.8%		1.1%	0.9%
Net Income excluded amortization of goodwill	2.0%	1.3%		1.7%	1.4%

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

ASSETS	6/30/2008	3/31/2008

Current Assets	5,104,682	5,100,875
Cash and Banks	104,566	171,011
Marketable securities	1,190,731	1,041,950
Credit	368,931	561,807
Credit sales with post-dated checks	37,610	40,129
Credit cards companies	279,519	462,456
Sales vouchers and others	56,893	69,185
Allowance for doubtful accounts	(5,091)	(9,963)
Resulting from commercial agreements	320,941	335,194
Accounts receivable - PAFIDC	933,112	819,659
Inventories	1,531,583	1,491,962
Recoverable taxes	385,858	361,090
Deferred income tax	112,405	145,981
Prepaid expenses and others	156,555	172,221
Noncurrent Assets	7,864,534	7,739,686
Long-Term Assets	2,193,694	2,160,134
Trade accounts receivable	370,352	374,260
Recoverable taxes	133,511	133,794
Deferred income and social contribution taxes	1,046,335	1,024,230
Amounts receivable from related parties	260,285	261,506
Judicial deposits	321,909	302,166
Others	61,302	64,178
Permanent Assets	5,670,840	5,579,552
Investments	113,578	112,214
Property and equipment	4,815,695	4,822,235
Intangible assets	669,090	571,049
Deferred charges	72,477	74,054

TOTAL ASSETS	12,969,216	12,840,561

LIABILITIES	6/30/2008	3/31/2008

Current Liabilities	2,816,143	2,994,288
Accounts payables to suppliers	1,839,392	1,878,811
Loans and financing	361,838	498,952
Recallable fund quotas - PAFIDC	-	-
Debentures	29,129	6,517
Payroll and related charges	200,163	168,960
Taxes and social contributions payable	69,704	83,142
Dividends proposed	882	50,084
Financing for purchase of fixed assets	37,839	35,264
Rents	33,112	31,676
Others	244,084	240,882
Long-Term Liabilities	4,702,221	4,649,481
Loans and financing	1,437,194	1,433,988
Recallable fund quotas - PAFIDC	870,202	845,960
Debentures	779,650	779,650
Taxes payable in installments	225,286	235,331
Provision for contingencies	1,302,572	1,265,613
Others	87,317	88,939

Minority Interest	103,133	141,090

Shareholder's Equity	5,347,719	5,055,702
Capital	4,450,014	4,157,421
Capital reserves	517,331	517,331
Revenue reserves	380,374	380,950

TOTAL LIABILITIES	12,969,216	12,840,561

Consolidated Cash Flows - Corporate Law Method (thousand R$)

	June 30th

Cash flow from operating activities	2008	2007

Net income for the year	96,506	63,524
Adjustment to reconcile net income
Deferred income tax	(21,361)	20,947
Residual value of permanent asset disposals	5,002	5,368
Net gains from ownership dilution
Depreciation and amortization	294,609	257,962
Interest and monetary variations, net of payments	78,854	(143,795)
Equity Income results	(2,591)	16,737
Provision for contingencies	61,232	29,934
Provisions for Fixed Assets Write-Off and losses	2,207	1,848
Provisions for Goodwill Amortization	46,469	-
Minoritary interest	(4,396)	(46,736)

	556,531	205,789

(Increase) decrease in assets
Accounts receivable	194,741	295,789
Inventories	2,659	55,045
Recoverable Taxes	8,481	19,982
Others assets	(35,373)	(32,749)
Related parties	3,941	8,529
Judicial Deposits	(106,435)	(14,242)

	68,014	332,354

Increase (decrease) in liabilities
Suppliers	(485,583)	(598,120)
Payroll and related charges	27,110	17,873
Income and Social contribution taxes payable	(63,506)	(34,178)
Others accounts payable	17,181	(6,033)

	(504,798)	(620,458)

Net cash flow generated (used) by operating activities	119,747	(82,315)

	June 30th

	2008	2007

Net cash from investing activities
Net cash from the incorporation of subsidiaries	-	-
Amortization of PAFIDC quotas	-	-
Acquisition of enterprises	-	(7,918)
Increase of investments	-	(43,200)
Acquisition of property and equipment	(201,863)	(401,674)
Increase in intangible assets	(10)	(500)
Increase in deferred assets	(2,877)	(4,542)
Sales of property and equipment	-	-

Net cash flow used in investing activities	(204,750)	(457,834)

Cash Flow from Financing Activities
Capital Increase	87,487	5,631
Increase of minority interest
Capital Reserve Increase	-	-
Financings	-	-
Funding and Re-Financing	712,422	1,265,231
Payments	(434,539)	(736,123)
Dividend payments	(49,202)	(20,312)

Net cash flow generation (expenditure) in financing activities	316,168	514,427

Net increase (decrease) in cash and cash equivalents	231,165	(25,722)

Cash, banks and marketable securities at end of year	1,295,297	1,255,789
Cash, banks and marketable securities at beginning of year	1,064,132	1,281,511

Changes in cash and cash equivalents	231,165	(25,722)

Cash flow suplemental information
Interest paid on loans and financings	145,887	366,396

Gross Sales per Format (R$ thousand)

1st Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	950,398	19.0%	918,464	22.0%	3.5%
Extra*	2,532,298	50.8%	2,126,067	51.0%	19.1%
CompreBem	768,738	15.4%	718,600	17.3%	7.0%
Extra Eletro	85,345	1.7%	81,904	2.0%	4.2%
Sendas**	346,791	6.9%	322,916	7.7%	7.4%
Assai	307,278	6.2%	-	-	-

Grupo Pão de Açúcar	4,990,848	100.0%	4,167,951	100.0%	19.7%

2nd Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	949,773	19.4%	934,332	22.2%	1.7%
Extra*	2,464,266	50.4%	2,182,034	51.9%	12.9%
CompreBem	732,443	15.0%	695,509	16.5%	5.3%
Extra Eletro	86,908	1.8%	69,978	1.7%	24.2%
Sendas**	328,941	6.7%	323,605	7.7%	1.6%
Assai	325,629	6.7%	-	-	-

Grupo Pão de Açúcar	4,887,960	100.0%	4,205,458	100.0%	16.2%

1st Half	2008	%	2007	%	Chg.(%)

Pão de Açúcar	1,900,171	19.2%	1,852,796	22.1%	2.6%
Extra*	4,996,562	50.6%	4,308,101	51.5%	16.0%
CompreBem	1,501,182	15.2%	1,414,109	16.9%	6.2%
Extra Eletro	172,254	1.8%	151,882	1.8%	13.4%
Sendas**	675,732	6.8%	646,521	7.7%	4.5%
Assai	632,907	6.4%	-	-	-

Grupo Pão de Açúcar	9,878,808	100.0%	8,373,409	100.0%	18.0%

* Include sales of banners Extra Fácil and Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	805,343	19.0%	775,079	22.0%	3.9%
Extra*	2,142,164	50.5%	1,792,425	50.8%	19.5%
CompreBem	658,259	15.5%	613,267	17.3%	7.3%
Extra Eletro	67,684	1.6%	64,682	1.8%	4.6%
Sendas**	306,714	7.2%	284,896	8.1%	7.7%
Assai	263,927	6.2%	-	-	-

Grupo Pão de Açúcar	4,244,091	100.0%	3,530,349	100.0%	20.2%

2nd Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	821,723	19.4%	782,773	22.1%	5.0%
Extra*	2,129,316	50.2%	1,834,952	51.7%	16.0%
CompreBem	644,730	15.2%	589,699	16.6%	9.3%
Extra Eletro	69,007	1.6%	55,688	1.6%	23.9%
Sendas**	290,460	6.9%	284,136	8.0%	2.2%
Assai	284,096	6.7%	-	-	-

Grupo Pão de Açúcar	4,239,332	100.0%	3,547,248	100.0%	19.5%

1st Half	2008	%	2007	%	Chg.(%)

Pão de Açúcar	1,627,066	19.2%	1,557,853	22.0%	4.4%
Extra*	4,271,479	50.3%	3,627,378	51.3%	17.8%
CompreBem	1,302,990	15.4%	1,202,966	17.0%	8.3%
Extra Eletro	136,690	1.6%	120,369	1.7%	13.6%
Sendas**	597,174	7.0%	569,032	8.0%	4.9%
Assai	548,023	6.5%	-	-	-

Grupo Pão de Açúcar	8,483,422	100.0%	7,077,598	100.0%	19.9%

* Include sales of banners Extra Fácil and Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2008			2007

	1st Q	2nd Q	1st Half	1st Q	2nd Q	1st Half

Cash	50.6%	49.7%	50.1%	51.0%	49.9%	50.4%
Credit Card	40.1%	41.1%	40.6%	38.3%	40.1%	39.2%
Food Voucher	7.6%	7.6%	7.6%	7.9%	7.6%	7.8%
Credit	1.7%	1.6%	1.7%	2.8%	2.4%	2.6%
Post-dated Checks	1.2%	1.1%	1.2%	1.7%	1.6%	1.6%
Installment Sales	0.5%	0.5%	0.5%	1.1%	0.8%	1.0%

Stores by Format

	Pão de		Extra-			Extra	Extra		Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	Assai	de Açúcar	Area (m2)	Employees

12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165

Opened							2		2
Closed				(2)					(2)
Converted				(1)				1	-

3/31/2008	153	91	42	175	62	15	21	16	575	1,331,275	65,781

Opened	1						2		3
Closed				(2)			(1)		(3)
Converted									-

6/30/2008	154	91	42	173	62	15	22	16	575	1,328,884	65,781

2Q08 Results Conference Call
Thursday, August 7, 2008

Conference Call in Portuguese with simultaneous translation into English:
10:30 a.m. - Brasília time | 9:30 a.m. - New York time
Dial-in: +1 (973) 935-8893
Code: 33840095

A live webcast is available on the Company’s site: www.gpari.com.br/eng. The replay can be accessed after the end of the Call by dialing +1 (706) 645-9291; Code: 33840095.

Grupo Pão de Açúcar	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: 55 (11) 3186-3772
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677	E-mail: tereza.kaneta@mz-ir.com
Email: gpa.ri@paodeacucar.com.br

Website: http://www.gpari.com.br

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 5, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.